Letter of Resignation

March 20, 2007

Mr. Felizian (Phil) Paul and Ms. Alie Chang
International Technology Systems, Inc.
520 Broadway, Suite 350,
PMB188,
Santa Monica, California 90401

Dear Alie and Phil,

I hereby resign my positions as both Chief Technical Officer and as a Director of International Technology Systems, Inc. (formerly International Telecommunications, Inc.)

In doing so I am opening these positions up for others to replace myself. Therefore allowing International Technology Systems, Inc. to move forward without me.

My wish is for International Technology Systems, Inc. to succeed beyond all of our expectations!

Thank You;

John W Callaci

John W. Callaci, PhD
Chairman and CTO
Callaci Consulting Service, Inc.
Phone: 714-871-9816
Cell: 714-501-9816
Fax 714-871-8294